UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Shengkai Innovations, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82321P104

(CUSIP Number)

Bank of America 135 South LaSalle Street Chicago, Illinois 60603 Attn: Ileana Stone (312) 992-2973

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82321P104

1.	NAME OF REPORTING PERSON Bank of America Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 82321P104

1.	NAME OF REPORTING PERSON Blue Ridge Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of Bank of America Corporation, a Delaware corporation, and Blue Ridge Investments, L.L.C., a Delaware limited liability company (“Blue Ridge”), on July 18, 2008 (the “Schedule 13D”), relating to the Series A Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”), and the Series A Warrants (the “Warrants”), of Shengkai Innovations, Inc., a Florida corporation (“Shengkai” or the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 14, 2011. The information set forth in the Schedule 13D and Amendment No. 1 to Schedule 13D is amended by this Amendment No. 2 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby supplemented as follows:

(a) On April 14, 2011, Blue Ridge completed its previously disclosed transaction with NewQuest Asia Fund I in an effort to monetize its full investment in the Issuer. As a result, Blue Ridge disposed of its full investment in the Issuer of 1,971,842 Units, consisting of 1,971,842 shares of Preferred Stock and 1,971,842 Warrants of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 5(a) of this Amendment No. 2 is hereby incorporated herein by reference.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 2011

Bank of America Corporation

By:	/s/ Jeffrey M. Atkins

Name:	Jeffrey M. Atkins
Its:	Managing Director

Blue Ridge Investments, L.L.C.

By:	/s/ Jeffrey M. Atkins

Name:	Jeffrey M. Atkins
Its:	Managing Director